Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Tweets related to the transaction:

KATHLEEN O’BRIEN HAM (Twitter @kobham)

•	Tweet: #ICYMI @McDowellTweet summed up what you need to know about the @TMobile and @sprint merger – “cost savings allowing... about $40 billion in capital expenditures by 2021 to build a world-leading #5G network and services” #5gForAll http://NewTMobile.com [link to The Daily Signal article below]

•	Tweet: Former Rep. Henry Waxman says the New @TMobile will compete better, reach more underserved areas in rural America and lead to faster deployment of #5G thanks to our history of putting customers first. #5GForAll Key info: http://NewTMobile.com [link to The Morning Consult article below]

•	Tweet: @JohnLegere laid out strong case in Senate. New @TMobile will “take competition to new levels,” win customers from the other guys and go “toe-to-toe with them… to provide aggressive, disruptive competition that is anything but the status quo.” #5GForAll http://allfor5g.com

•	Tweet: Great job @JohnLegere! New @TMobile is looking forward not back. “We shouldn’t be punished for...competing aggressively in the past...(or for) the arsenal of weapons that can take this innovation and competition to the next level.” Nailed it #5GForAll http://allfor5g.com

T-Mobile-Sprint Merger Would Lower Costs for Customers, Bring New Jobs

By Robert McDowell, The Daily Signal, June 27, 2018

Mergers and acquisitions in the converging communications, media, and internet industries dominated news earlier this month. Following the decision in the AT&T-Time Warner trial and Comcast’s bid for 21st Century Fox, there was a tsunami of speculation about the next big deal.

But while the press is understandably preoccupied with newly announced deals, downstream regulatory disclosures often reveal far more about the effect these transactions will have on American consumers.

The Federal Communications Commission, where I served as a commissioner from 2006 to 2013, occasionally requires the filing of a Public Interest Statement. While little known outside of regulatory circles in Washington, D.C., this lengthy document is a treasure trove of information, with detailed economic analysis and insights from key executives. For those of us in the industry, the filing of a Public Interest Statement on a major transaction is always an event to study.

Last week, T-Mobile and Sprint filed their Public Interest Statement making the case for their merger. Coming in at more than 600 pages, the document leaves no doubt about the substantial public interest benefits this combination will produce for American consumers across the country—of all socioeconomic statuses in both small towns and big cities.

Here is what America needs to know.

The merger will create billions in cost savings allowing the parties to accelerate about $40 billion in capital expenditures by 2021 to build a world-leading 5G network and services—supercharging the New T-Mobile’s deployment of this next-generation technology and making it a more viable competitor in a rapidly changing industry. By 2024, the New T-Mobile nationwide 5G network will have approximately three times the combined 5G capacity and four to six times the standalone speeds of what T-Mobile and Sprint could do standing separately.

This surge of investment will produce for consumers as much as a 55 percent reduction in data consumption cost (on a per gigabyte basis) and as much as a 120 percent increase in data capacity. By accelerating 5G construction in the U.S., the merger will help ensure America’s economy and consumers are among the earliest global beneficiaries of 5G’s transformative attributes. This acceleration will help spur the U.S. to win the worldwide race to 5G.

Furthermore, this massive investment will create thousands of new jobs, from Day One and beyond. The New T-Mobile plans to create 3,000 more direct jobs than the two standalone companies in the first year, with increasing employment year after year. The new company will hire employees to build its nationwide 5G network, provide customer care, and support new or expanded services such as in-home broadband, video, “internet of things,” and enterprise services.

In fact, by 2024, the New T-Mobile will have hired over 11,000 new direct employees. And the merger and responses from Verizon and AT&T will add thousands more jobs in the broader economy resulting from accelerated 5G deployment—a clear win for the American economy and American workers.

Some of these jobs will benefit rural America, where the New T-Mobile is prioritizing expansion. But that’s not the only way rural Americans will benefit from this merger. Millions of rural Americans currently lack access to fixed high-speed broadband service, but the New T-Mobile and its 5G network will deliver high-speed, in-home broadband service of at least 25/3 Mbps to 52 million rural residents—approximately 84 percent of rural residents—bringing more choice and competition to these areas.

Finally, T-Mobile’s “Un-carrier” moves like bringing unlimited data to consumers, nixing two-year service contracts, and offering free international roaming have earned it the reputation of a maverick. The New T-Mobile will aggressively continue its maverick strategy to bring new customers to its new 5G network. The New T-Mobile will have an incentive to acquire and maintain additional customers to consume the combined entity’s expanded network capacity.

The New T-Mobile must continue its customer-centric business policies, including lower prices, to increase its customer base. Its expanded capacity and wider customer base, in turn, will allow the company to further lower prices while still satisfying growing consumer data demand.

While discussions of the next big deal(s) will take center stage, Americans should look to the future to decide for themselves how these mergers will affect consumers. For the T-Mobile-Sprint merger, I invite you to read the Public Interest Statement in full and see the clear benefits the New T-Mobile will bring to all Americans and help the U.S. maintain its global lead in mobile technology.

The T-Mobile-Sprint Merger Is a Win for Consumers

By Henry Waxman, The Morning Consult, June 27, 2018

For anyone who likes to see consumers win in the American marketplace, it’s been exciting to watch T-Mobile’s rise over the last five years. CEO John Legere and his team have transformed T-Mobile, once an afterthought in the wireless market, into a powerful force for change in an industry in need of disruption.

T-Mobile achieved this by doing something novel: putting customers first. T-Mobile was the first carrier to go all in on unlimited-data plans, and they did away with two-year wireless contracts, among other pro-consumer innovations. Although T-Mobile is much smaller than the two giants in this area, its aggressive consumer-first approach put pressure on AT&T and Verizon to offer similar packages, bringing down prices and helping more Americans gain access to reliable phone service and mobile internet. The New T-Mobile will be no different.

This week, Legere will be on Capitol Hill to meet with Senate Judiciary policymakers to discuss why consumers should welcome the recent news that T-Mobile and Sprint have agreed to merge. Legere will make the case that their combined resources and relentless, consumer-centric leadership will allow the New T-Mobile to drive pro-consumer innovation on an even larger scale.

I have been a life-long champion of protecting consumers. When I served as a U.S. representative and chairman of the House Energy & Commerce Committee, I pursued policies — like mandatory nutrition labels, cigarette warnings, and an ability for generic drugs to compete—that sought to create a better, safer environment for American consumers. These values have led me to oppose concentrations of power in the past, especially if such actions would lead to less competition, higher prices, or lower quality products. And it was this point of view that led me to argue for spectrum to be set aside in a recent auction so that competitors to AT&T and Verizon could purchase bandwidth even though they were smaller and less wealthy.

While critics cry out that the merger will reduce the number of carriers from four to three, the data shows the combination will allow the New T-Mobile to better compete for customers and deliver significant coverage improvements — changes that will benefit consumers across the country.

For starters, together Sprint and T-Mobile can compete more effectively than they could on their own. With a larger T-Mobile, Legere can even more aggressively put downward pressure on prices and force the competition to improve quality of service, which could result in as much as a 55 percent drop in per GB price and a 120 percent increase in wireless data supply by 2024 compared to the world without the combination.

Next, the merger will expand T-Mobile’s reach. Many people in communities across America must choose between AT&T and Verizon — if they have any real choice at all. In fact, the Federal Communications Commission reports that nearly 10 million rural Americans lack access to at least three LTE providers. The New T-Mobile will be better positioned to compete in these markets, particularly in rural America. The combined company expects to be able to deliver high-speed, in-home broadband service to approximately 52 million rural residents, more than 84 percent of all rural residents.

Lastly, Sprint and T-Mobile have complementary spectrum portfolios that, together, will enable faster deployment of a nationwide 5G network. In fact, following the merger, the New T-Mobile will be positioned to invest nearly $40 billion to deliver the world’s first true nationwide 5G network and bring the company into the 5G future. By 2024, the new company will have around 2X the capacity and approximately 4-6X times the speed than either company could offer on their own.

We’ve long heard about the potential 5G has to move America forward on a variety of vital issues: the opportunity to enable connected devices in the coming “internet of things”; allowing autonomous vehicles and smart cities to monitor and regulate the flow of traffic, reducing greenhouse gas emissions; and even facilitating advancements in healthcare through telemedicine and wearable devices. These are innovations that could come sooner rather than later from this merger by increasing competition among the carriers to make 5G a reality.

With disruption in its DNA and a history of prioritizing customers, there is no other company I’d rather see setting the standards and the pace for innovation on this critical priority.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.